EXHIBIT 99.1

Galapagos Receives Transparency Notification from Bank of America

Mechelen, Belgium; February 16, 2026, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Bank of America.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on February 11, 2026, from Bank of America Corporation. The notification indicates that Bank of America Corporation, as controlling entity, crossed above the threshold of 5% of Galapagos’ voting rights on February 9, 2026, including the threshold of 5% for equivalent financial instruments was exceeded, as a result of an acquisition of Galapagos’ voting rights and equivalent financial instruments.

On February 11, 2026, the Bank of America Corporation (taking into account the holding of its affiliates) owned 104,522 voting rights and 3,415,894 equivalent financial instruments, representing together 5.34% of Galapagos’ currently outstanding 65,897,071 shares.

Summary of the transaction:

Date on which the threshold was crossed	Date of notification	Direct voting rights after the transaction	Equivalent financial instruments after the transaction	Total (%) voting rights
February 9, 2026	February 11, 2026	0.16%	5.18%	5.34%

Content of the notifications from Bank of America Corporation:
The notification dated February 11, 2026, contains the following information:

  Date of notification: February 11, 2026
  Date on which the threshold is crossed: February 9, 2026
  Threshold of voting rights crossed (in %): 5%
  Notification by: Bank of America Corporation
  Denominator: 65,897,071
  Reason for the notification: Acquisition or disposal of financial instruments that are treated as voting securities
  Notified details:

A) Voting Rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Bank of America Corporation	0	0		0.00%
Bank of America, National Association	12,475	12,481		0.02%
Merrill Lynch International	105,026	77,455		0.12%
Managed Account Advisors LLC	3	3		0.00%
BofA Securities, Inc.	0	0		0.00%
Merrill Lynch, Pierce, Fenner & Smith Incorporated	14,462	14,462		0.02%
U.S. Trust Company of Delaware	121	121		0.00%
Subtotal	132,087	104,522		0.16%
	TOTAL	104,522	0	0.16%	0.00%

B) Equivalent financial instruments	After the transaction
Holder of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Merrill Lynch International	Right to Recall			149,680	0.23%	physical
BofA Securities, Inc.	Right to Recall			29,400	0.04%	physical
BofA Securities, Inc.	Rights of Use			3,013,890	4.57%	physical
Merrill Lynch International	Rights of Use			1,275	0.00%	physical
Bank of America, National Association	Physical Call Option	19/06/2026		100,000	0.15%	physical
Bank of America, National Association	Swaps	15/06/2026		12,500	0.02%	cash
Bank of America, National Association	Swaps	15/01/2027		4,216	0.01%	cash
Bank of America, National Association	Swaps	15/10/2027		15	0.00%	cash
Bank of America, National Association	Swaps	31/01/2028		651	0.00%	cash
Bank of America, National Association	Swaps	09/03/2026		29,070	0.04%	cash
Merrill Lynch International	Swaps	15/06/2026		12,500	0.02%	cash
Merrill Lynch International	Swaps	15/01/2027		15,405	0.02%	cash
Merrill Lynch International	Swaps	15/10/2027		15	0.00%	cash
Merrill Lynch International	Swaps	30/04/2026		11,000	0.02%	cash
Merrill Lynch International	Swaps	02/07/2026		1,250	0.00%	cash
Merrill Lynch International	Swaps	01/11/2027		5,230	0.01%	cash
Merrill Lynch International	Swaps	29/01/2027		415	0.00%	cash
Merrill Lynch International	Swaps	27/02/2026		312	0.00%	cash
Merrill Lynch International	Swaps	09/03/2026		29,070	0.04%	cash
	TOTAL			3,415,894	5.18%

TOTAL (A&B)	# of voting rights	% of voting rights
	3,520,416	5.34%

The chain of control has been described at the end of the notification (section 11) and can be found here.

For further information, contact Galapagos:
Investor Relations
Glenn Schulman

+1 412 522 6239
ir@glpg.com

Media
Media
Katie Morris
+1 952 288 6821
katiemorris@ententeinc.com

Visit us at www.glpg.com or follow us on LinkedIn or X.

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market and regarding miscellaneous provisions, as amended from time to time.